Exhibit 99.1

PRESS RELEASE

WiLAN Reports Second Quarter 2015 Financial Results

Company delivers strong revenue and earnings while executing against business strategy

OTTAWA, Canada – July 29, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the second quarter 2015 ended June 30, 2015. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2015 Highlights

•	Revenues of $35.0 million, up 71% from Q1 2015 and up 36% from Q2 2014
•	Adjusted earnings* of $24.9 million, or 21 cents per basic share. Adjusted earnings up 264% from Q1 2015 and up 50% from Q2 2014
•	GAAP net earnings of $11.0 million, or 9 cents per basic share. GAAP net earnings up from a loss of $4.8 million in Q1 2015 and up 96% from Q2 2014
•	Signed nine licenses, including four licenses in newer market segments
•	Acquired the Qimonda portfolio of patents from Infineon Technologies
•	Signed a license agreement with Samsung for semiconductor technology
•	Acquired five portfolios from patent vendors with whom WiLAN will share net licensing revenues, including Japanese company, Funai Electric
•	Returned $5.0 million to shareholders in dividend payments

“WiLAN delivered strong revenue and earnings in the second quarter,” said Jim Skippen, President & CEO. “We executed against our business strategy, adding quality portfolios and licensing patents to newer market segments while acquiring portfolios from patent vendors who will only receive a portion of net revenues once WiLAN licenses the technology.”

“During the quarter, we acquired the Qimonda portfolio from Infineon Technologies, which has broad relevance to many semiconductor products,” continued Skippen. “We also signed a significant license agreement with Samsung.”

Approval of Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0525 per common share to be paid on October 6, 2015 to shareholders of record on September 18, 2015.

Second Quarter 2015 Revenue Review

In the three month period ended June 30, 2015, WiLAN generated revenues of $35.0 million, compared with $25.7 million in the three month period ended June 30, 2014. Second quarter 2015 revenue was above WiLAN’s updated guidance provided on June 2, 2015 of approximately $34 million. The increase in revenues is primarily attributable to the license WiLAN signed with Samsung during the quarter.

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Second Quarter 2015 Operating Expense Review

Cost of revenue expenses

In the three month period ended June 30, 2015, cost of revenue totaled $16.1 million compared with $14.5 million in the corresponding period last year. The increase in expenses is primarily attributable to an increase in litigation and amortization expense, partially offset by a decrease in patent maintenance, prosecution, and evaluation expenses.

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Compensation and benefits	$1,952	$1,901	$3,944	$4,271
Litigation	3,145	1,656	9,385	3,365
Partner royalties & contingent legal fees	121	-	776	-
Patent maintenance, prosecution, and evaluation	1,352	2,073	2,696	3,403
Amortization of patents	9,134	8,332	17,979	16,723
Stock-based compensation	112	95	238	453
Other	315	415	579	887
	$16,131	$14,472	$35,597	$29,102

For the three months ended June 30, 2015, litigation expenses amounted to $3.1 million compared with $1.7 million for the same period last year. Second quarter 2015 litigation expenses were 27% below the mid-point of guidance provided in the Company’s first quarter 2015 financial results press release of $3.8 to $4.8 million. The increase in litigation expenses is attributable to an increase in the level of effort in ongoing patent infringement litigation activities. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

Marketing, general, and administrative expenses

In the second quarter ended June 30, 2015, MG&A expenses amounted to $2.2 million as compared to $2.8 million in the second quarter ended June 30, 2014. The decrease in MG&A spending is primarily attributable to a decrease in compensation and benefits and stock-based compensation, partially offset by an increase in other expenses as a result of an increase in the allowance for doubtful accounts.

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Compensation and benefits	$758	$1,219	$1,949	$1,985
Depreciation	108	161	226	325
Stock-based compensation	72	331	188	743
Public company costs	410	508	725	1,303
Facilities	152	180	301	363
Other	712	411	1,074	1,023
	$2,212	$2,810	$4,463	$5,742

Foreign Exchange

In the second quarter ended June 30, 2015, the Company incurred a nominal foreign exchange loss. Unrealized foreign exchange gains and losses result from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at quarter end. At June 30, 2015, WiLAN held foreign exchange forward contracts with a notional value of $7.0 million that mature at various dates through to October 2015.

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Second Quarter 2015 Earnings Review

In the second quarter ended June 30, 2015, WiLAN generated adjusted earnings of $24.9 million or 21 cents per basic share as compared to $16.6 million or 14 cents per basic share, in the previous year comparative period. The increase in adjusted earnings for the three months ended June 30, 2015 is primarily attributable to increased revenues.

The Company’s GAAP earnings amounted to $11.0 million, or 9 cents per share on a basic level in the three month period ended June 30, 2015 compared with GAAP earnings of $5.6 million, or 5 cents per share on a basic level, in the same period last year.

Second Quarter 2015 Balance Sheet and Cash Flow Review

At June 30, 2015, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $114.1 million, representing a decrease of $13.6 million from the cash position at December 31, 2014. The decrease is primarily attributable to $10.5 million returned to shareholders in dividend and share buyback payments and $13.2 million in payments for patents acquired in the current and previous fiscal years, offset by the generation of $9.6 million from operations. The Company’s cash equivalents and short-term investments include T bills, term deposits and GICs.

The approximately $33 million cash outflow associated with the acquisition of the Qimonda patent portfolio was subsequently paid in July 2015. WiLAN also received a cash payment associated with the Samsung license in July 2015.

Third Quarter 2015 Financial Guidance

As discussed in WiLAN’s first quarter 2015 financial results press release and conference call, the Company will no longer provide revenue and earnings guidance. WiLAN’s business is evolving in that an increasing portion of revenues are generated by one-time payments in each quarter. WiLAN is also now announcing quarterly results earlier each quarter before many quarterly running royalty reports have been received. These factors increasingly make guidance misleading since, virtually every time, actual quarterly revenues are higher than guidance. WiLAN will, however, continue to provide quarterly expense guidance.

Cash operating expenses for the third quarter 2015 are expected to be in the range of $11.8 million to $13.3 million, of which $2.0 million to $2.8 million is expected to be litigation expense.

Conference Call Information – July 29, 2015 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=174064

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

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Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=174064 and accessible by telephone until 11:59 PM ET on October 29, 2015.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13611687

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows GAAP in preparing its interim and annual financial statements. We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges all as disclosed in the reconciliation of net earnings/loss to adjusted earnings included in this press release. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EARNINGS SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter”, “mature at various dates through to October 2015”, “Company expects revenue to be at least”, “potential impact of any additional reports yet to be received”, “new agreements that may be signed”, “potential impact of any royalties identified in audits conducted by the Company”, “expected to be”, “assuming no additional agreements are signed”, “is expected to be”, “expected by not yet received”, “from new licenses signed”, “actual results may differ materially”, “may be”, “may be required”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “actual revenues may exceed guidance”, “the receipt”, “signing of new license agreements”, “completion of”, “Actual expenses incurred may exceed the expense guidance provided”, “contingent payments to licensing partners and litigation counsel that may be required from licenses signed during the quarter”, “to negotiate”, “actual results may vary”, “will be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on

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estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets for the three month period ending September 30, 2015 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Ana Raman

Director, Investor Relations

O: 613.688.4333

C: 613.668.8874

E: araman@wilan.com

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PRESS RELEASE

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue
Royalties	$34,990	$25,655	$55,400	$51,633
Operating expenses
Cost of revenue	16,131	14,472	35,597	29,102
Research and development	713	660	1,432	1,268
Marketing, general and administration	2,212	2,810	4,463	5,742
Foreign exchange loss (gain)	8	(1,112)	2,294	277
Total operating expenses	19,064	16,830	43,786	36,389
Earnings from operations	15,926	8,825	11,614	15,244
Investment income	119	143	241	278
Earnings before income taxes	16,045	8,968	11,855	15,522
Provision for income tax expense
Current	1,031	1,338	2,034	2,780
Deferred	4,056	2,031	3,621	3,174
	5,087	3,369	5,655	5,954
Net and comprehensive earnings	$10,958	$5,599	$6,200	$9,568
Earnings per share
Basic	$0.09	$0.05	$0.05	$0.08
Diluted	$0.09	$0.05	$0.05	$0.08
Weighted average number of common shares
Basic	120,747,848	120,065,465	120,610,828	119,991,276
Diluted	120,749,618	120,335,029	120,647,995	120,297,384

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$112,839	$126,311
Short-term investments	1,241	1,336
Accounts receivable	16,413	2,198
Prepaid expenses and deposits	1,467	494
	131,960	130,339
Loan receivable	1,378	1,268
Furniture and equipment, net	1,782	1,894
Patents and other intangibles, net	163,884	146,485
Deferred tax asset	16,964	20,585
Goodwill	12,623	12,623
	$328,591	$313,194
Current liabilities
Accounts payable and accrued liabilities	$49,028	$18,915
Current portion of patent finance obligation	10,159	17,418
	59,187	36,333
Patent finance obligation	24,361	27,465
Success fee obligation	1,896	3,639
	85,444	67,437
Shareholders’ equity
Capital stock	427,731	426,037
Additional paid-in capital	16,184	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(216,993)	(212,880)
	243,147	245,757
	$328,591	$313,194

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash generated from (used in)
Operations
Net earnings	$10,958	$5,599	$6,200	$9,568
Non-cash items
Stock-based compensation	210	470	482	1,217
Depreciation and amortization	9,242	8,524	18,230	17,141
Foreign exchange (gain) loss	(79)	(480)	674	-
Disposal of assets	-	3	-	6
Deferred income tax expense (recovery)	4,056	2,031	3,621	3,174
Accrued investment income	(55)	(46)	(110)	(92)
Change in non-cash working capital balances
Accounts receivable	(15,512)	(2,886)	(14,215)	7,358
Prepaid expenses and deposits	(252)	(45)	(973)	(760)
Payments associated with success fee obligation	(971)	(1,335)	(2,145)	(2,409)
Accounts payable and accrued liabilities	(407)	(64)	(2,212)	(2,040)
Cash generated from operations	7,190	11,771	9,552	33,163
Financing
Dividends paid	(5,005)	(4,339)	(10,188)	(8,849)
Common shares repurchased under normal course issuer bid	-	(125)	(329)	(125)
Common shares issued for cash on the exercise of options	-	592	1,269	643
Common shares issued for cash from Employee Share Purchase Plan	81	89	81	89
Cash used in financing	(4,924)	(3,783)	(9,167)	(8,242)
Investing
(Purchase) sale of short-term investments	-	(51)	-	4
Purchase of furniture and equipment	(86)	(102)	(114)	(326)
Purchase of patents and other intangibles	(6,631)	(10,669)	(13,164)	(16,359)
Cash used in investing	(6,717)	(10,822)	(13,278)	(16,681)
Foreign exchange gain (loss) on cash held in foreign currency	62	480	(579)	-
Net cash and cash equivalents (used) generated in the period	(4,389)	(2,354)	(13,472)	8,240
Cash and cash equivalents, beginning of period	117,228	140,988	126,311	130,394
Cash and cash equivalents, end of period	$112,839	$138,634	$112,839	$138,634

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net earnings (loss) under GAAP	$10,958	$5,599	$6,200	$9,568
Adjusted for:
Unrealized foreign exchange (gain) loss	(646)	(1,342)	1,102	(493)
Depreciation and amortization	9,242	8,524	18,230	17,141
Stock based compensation	210	470	482	1,217
Disposal of assets loss	-	3	-	6
Income tax expense	5,087	3,369	5,655	5,954
Adjusted earnings (loss)	$24,851	$16,623	$31,669	$33,393
Adjusted earnings per basic share	$0.21	$0.14	$0.26	$0.28
Earnings (loss) per basic share under GAAP	$0.09	$0.05	$0.05	$0.08
Weighted average number of common shares
Basic	120,747,848	120,065,465	120,610,828	119,991,276
Diluted	120,749,618	120,749,618	120,647,995	120,297,384

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